September 19, 2019

Carlos Moreira
Chief Executive Officer
WISeKey International Holding AG
General-Guisan-Strasse 6
CH-6300 Zug, Switzerland

       Re: WISeKey International Holding AG
           Draft Registration Statement on Form 20-F
           Submitted on August 23, 2019
           CIK No. 0001738699

Dear Mr. Moreira:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form 20-F filed August 23, 2019

Risk Factors
The market for and price of Class B Shares and our ADSs may be highly volatile, page 12

1. Please add risk factors to address additional issues that may cause your ADSs and underlying Class B shares to be highly volatile, such as:
         your opening price may have little or no relationship to your historical sales price on the Swiss Exchange or over-the-counter trading; and your trading price may fluctuate following the initial listing.
 Carlos Moreira
FirstNameInternational Holding AG
WISeKey LastNameCarlos Moreira
Comapany 19, 2019
September NameWISeKey International Holding AG
September 19, 2019 Page 2
Page 2
FirstName LastName
Future sales or issuances, or the possibility or perception of future sales or issuances ..., page 13

2. You describe various financing agreements that you entered into with Yorkville, Crede, and GEM Global through an equity line arrangement, convertible loan agreements, and issuances of warrants and options. Please quantify the total number of Class B shares that may be issuable under these arrangements, assuming the current market price of your
         Class B shares on the Swiss Exchange. Your risk factor should highlight the potential dilution that may result from these financial arrangements.
We are an "emerging growth company", and we cannot be certain if the reduced disclosure requirements ..., page 19

3. You state that you plan to take advantage of the extended transition period for complying with new or revised accounting standards. Please revise to also state that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.
Item 4. Information on the Company
History and Development of the Company, page 23

4. Please provide us with additional information regarding the spin-out of WISeCoin into
         Trust Protocol. Clarify the timing of this spin-out and explain whether it will occur before or after the effectiveness of this registration statement. Also, tell us whether this entity will continue to be included in the registrants consolidated financial statements. If not, please provide pro forma financial information for this disposition if material. Refer to
         Item 17 of Form 20-F and Article 11 of Regulation S-X.
5. Please provide a more detailed description of the products and solutions that were sold to
         DigiCert, Inc. in the first quarter of 2019 and how they are differentiated from your current products and solutions.
Business Overview, page 24

6. Please revise to describe the function and operation of the OISTE Global Root of Trust.
         In this regard, clarify if the OISTE Global Root of Trust operates as the data center of servers for your security and authentication solutions and whether other entities beyond your customers share its physical facilities and hardware.
Item 5. Operating and Financial Review and Prospects
Financial year ended December 31, 2018 compared with financial year ended December 31,
2017, page 37

7. Please include a discussion of the significant factors impacting your income tax
         (expense)/recovery such as the change in expiration of tax loss carryforwards and the change in valuation allowance, both of which had a material impact on your effective tax
 Carlos Moreira
WISeKey International Holding AG
September 19, 2019
Page 3
         rate. In your response, explain further to us the factors that contributed to the change in expiration of tax loss carryforwards and how such changes impacted your effective rate.
         Also, clarify whether you anticipate similar trends to continue to impact your effective tax rate in future periods. Refer to Item 5 of Form 20-F.
Liquidity and Capital Resources, page 41

8. Please disclose cash flows from operating, investing and financing activities associated with your discontinued operations separately from continuing operations and include a discussion of how your liquidity is likely to be affected by the absence of cash flows (or negative cash flows) associated with your discontinued operations. Refer to Item 5.D of
         Form 20-F.
Credit Agreement with ExWorks Capital Fund I, L.P., page 47

9. You reference the creation and issuance of a WISeCoin Security Tokens by WISeCoin either as a planned Secure Token Offering or in exchange for existing debt. Please tell us the timing of the token offering and how you intend to comply with federal securities laws. Clarify whether you intend to register the WISeCoin issuances or rely on an exemption from registration.
Tabular Disclosure of Contractual Obligations, page 47

10. Please revise to present your Contractual Obligations as of the latest fiscal year end balance sheet. Refer to Item 5.F.1 of Form 20-F. To the extent there have been significant changes to such obligations since year-end, please supplement the tabular disclosures with a discussion of such changes. In this regard, we note you repaid the
         ExWorks line of credit in January 2019 and entered into a new credit agreement with ExWork in April 2019.
Item 6. Directors, Senior Management and Employees
Board Practices, page 53

11. Given that Mr. Moreira has 56.4% of the total voting power of the company, please disclose whether you will be a controlled company under applicable exchange listing standards, and, if so, whether you will use related exemptions to governance rules under those standards.
Item 7. Major Shareholders and Related Party Transactions
Our Formation, page 59
FirstName LastNameCarlos Moreira of organizational charts that describes the entities and
12.    Please consider adding a series
Comapany NameWISeKeyand after your Holding AG through to your existing capital ownerships prior to International reorganization
September 19, 2019 Page 3a brief description of each entity and any operations it may perform.
       structure, including
FirstName LastName
 Carlos Moreira
FirstNameInternational Holding AG
WISeKey LastNameCarlos Moreira
Comapany 19, 2019
September NameWISeKey International Holding AG
September 19, 2019 Page 4
Page 4
FirstName LastName
13. Please provide a description of the U.S. distribution rights that were transferred from
         WiseTrust SA and clarify whether the rights agreement should be filed as a material agreement upon which you are substantially reliant, pursuant to Item 601(b)(10) of
         Regulation S-K. Further, describe how WiseTrust SA was able to obtain these rights and clarify whether you hold 100% of the U.S. distribution rights or if these rights are subject to the minority interest of WISeKey SA.
Relationship with the International Organization for Secure Electronic Transactions, page 61

14. Please identify the two members of the foundation board of OISTE who are also on your board of directors. Further, please describe their roles as foundation board members, whether they have control of the OISTE foundation, their remaining terms as members, and the general corporate governance of OISTE. Also, identify the Policy Authorizing
         Authority described on page 18 that appointed them as members and how and when new members will be appointed. Disclose whether these two WISeKey board members may make decisions on behalf of OISTE for matters that involve WISeKey and the Root of
         Trust licensing agreement or whether any conflicts of interest may exist.
15. Please disclose all the material terms of your agreement with OISTE, including the amount of annual minimum payments. Further, disclose the amount of cash contributions that you have given OISTE and the nature and extent of the logistical services that you have provided OISTE.
Item 9. The Listing
Listing Details, page 62

16. Please clarify that you are seeking to register American Depositary Shares representing a yet to be determined number of Class B shares under Section 12(b) of the Exchange Act, as it does not appear you are directly listing your Class B shares on the Nasdaq or the
         NYSE. Further, please describe any restrictions on the free transferability of these ADSs and underlying Class B shares, and quantity the number of ADSs and underlying Class B shares that you believe are freely tradeable, if any. Clarify whether any of the shares are subject to lock-up agreements, including the shares currently held by your officers and directors.
Markets, page 62

17. Please list all stock exchanges and other regulated markets on which the securities to be offered or listed are traded. In this regard, we note that the company's ADSs are currently quoted on the OTC Pink Sheets. Disclose the stock price history of your shares in the principal trading market, which appears to be the Swiss Exchange. Confirm, if true, that the listing price of your shares will be determined by the current price of your shares listed on the Swiss Exchange.
 Carlos Moreira
FirstNameInternational Holding AG
WISeKey LastNameCarlos Moreira
Comapany 19, 2019
September NameWISeKey International Holding AG
September 19, 2019 Page 5
Page 5
FirstName LastName
Item 10. Additional Information
Voting and Quorum Requirements, page 66

18. Both your Class A and Class B shares are entitled to one vote each, but you note that
         Class A shares have a "voting privilege" over Class B shares due to a higher par value.
         Please clarify how the par value differences between Class A and Class B shares result in a "voting privilege" for Class A shareholders and explain the material differences, if any, in rights and privileges between holders of Class A and Class B shares.
Dividends and Other Proposals, page 67

19. Please provide more details regarding your share repurchase program and provide any updates as to recent activity under the program. Your press release dated September 3,
         2019 indicates that this program will last 3 years, was approved by the Swiss Takeover
         Board, and represents 10% of your registered share capital. If the repurchase program is to continue after your Exchange Act registration, please clarify whether they will be made through a tender offer or open market purchases.
Item 12. Description of Securities Other than Equity Securities
Waiver of Jury Trial, page 96

20. Your deposit agreement appears to contain an irrevocable waiver of jury trial. Please add a separately captioned risk factor addressing the impact of your jury trial waiver provision on investors. In doing so, disclose (i) that your ADS holders will not be deemed to have waived your or your depositary's compliance with U.S. federal securities laws and the rules and regulations thereunder; and (ii) the basis for your belief that the provision is enforceable under federal law and state law.
Item 17. Financial Statements
General, page F-2

21. You state that you have elected to rely on an exemption that permits an emerging growth company to include only two years of audited financial statements. Please note that this exemption is not available in Exchange Act registration statements. As such, please revise to include audited statements of comprehensive loss, changes in shareholders' equity and cash flows for the year ended December 31, 2016 or confirm that you intend to include audited financial statements for fiscal 2019 prior to effectiveness. Refer to Item 8 of Form
         20-F and Question 48 of the Jumpstart our Business Act FAQs.
 Carlos Moreira
FirstNameInternational Holding AG
WISeKey LastNameCarlos Moreira
Comapany 19, 2019
September NameWISeKey International Holding AG
September 19, 2019 Page 6
Page 6
FirstName LastName
22. Your September 2016 acquisition of WISeKey Semiconductors appears to be significant at the greater than 80% level. As such, please revise to include a statement of operations and comprehensive income for the period in fiscal 2016 such that when added to the periods after the purchase will cover the equivalent period specified in Item 8 of Form 20-
         F and Rule 3-02 of Regulation S-X. Refer to Rule 3-05(b)(4)(iii) of Regulation S-X.
         Also, include all disclosures required by ASC 805-10-50 related to this acquisition.
Consolidated Statement of Comprehensive Loss, page F-5

23. We note you present a measure of gross profit on the face of your Statement of
         Comprehensive Loss. Please tell us and revise to disclose what expenses are included in cost of sales. Specifically, clarify whether any depreciation or amortization expense directly attributable to cost of sales is included in gross profit. To the extent you do not allocate any depreciation and amortization to cost of sales, you should remove the gross profit subtotal and re-label the cost of sales line item to indicate that it excludes depreciation and amortization. Refer to SAB Topic 11.B.
Note 24. Loans and line of credit, page F-31

24. We note that you made three draws on the Share Subscription Facility with GEM LLC during 2017 for a total of CHF3.9 million in exchange for 825,000 shares of Class B stock. Please tell us how you accounted for these transactions and where they are reflected in your financial statements, specifically the Statement of Changes in
         Stockholders' Equity (Deficit).
Note 29. Stockholders' equity, page F-40

25. Please revise here to disclose the rights and privileges, including voting rights, liquidation rights, dividend preferences, etc., for each class of common stock. Refer to ASC 505-10-
         50-3.
Note 37. Segment information and geographic data, page F-49

26. Please revise to present net sales and property, plant and equipment related to your country of domicile separately from other countries within Europe. Also, present this information separately for any other country in Europe that generated a material amount of net sales or holds a material amount of property, plant and equipment. Refer to ASC
         280-10-50-41.
 Carlos Moreira
FirstNameInternational Holding AG
WISeKey LastNameCarlos Moreira
Comapany 19, 2019
September NameWISeKey International Holding AG
Page 7
September 19, 2019 Page 7
FirstName LastName
        You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Attorney-Advisor, at
(202) 551-3297 or Jan Woo, Legal Branch Chief at (202) 551-3453 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Information Technologies
                                                           and Services
cc:      Herman H. Rasp . Esq.